SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

EnviroStar, Inc.
(Name of Issuer)

Common Stock, par value $0.025
(Title of Class of Securities)

262432-10-7
(CUSIP Number)

Lloyd Frank, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 262432-10-7

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Michael S. Steiner

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

SEC Use Only

Source of Funds (See Instructions) PF

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned By Each Reporting Person With	7.	Sole Voting Power	4,038,294	(1)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,019,197
	10.	Shared Dispositive Power	2,019,097

Aggregate Amount Beneficially Owned by Each Reporting Person 4,038,294(1)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

Percent of Class Represented by Amount in Row (11) 57.4%

Type of Reporting Person (See Instructions) IN

____________________________
(1)   Includes 2,019,197 shares owned by the Reporting Person directly and 2,019,097 shares owned by the Reporting Person, William K. Steiner and Sheila S. Steiner, as co-trustees of the William K. Steiner Revocable Trust, which shares are subject to a Stockholders’ Agreement under which the Reporting Person has sole voting power as to such shares.

CUSIP No. 262432-10-7

This Amendment No. 8 (“Amendment No. 8”) amends in its entirety Items 5 and 6 contained in the Schedule 13D filed on November 9, 1998 (the “Original Statement”), as amended by Amendment No. 1 filed on January 20, 2000, Amendment No. 2 filed on July 27, 2004, Amendment No. 3 filed on December 29, 2004 and Amendment No. 4 filed on December 7, 2005, Amendment No. 5 filed on May 2, 2008, Amendment No. 6 filed on December 24, 2008 and Amendment No. 7 filed on December 30, 2008 by Michael S. Steiner (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of Common Stock, $.025 par value (the “Common Stock”), of EnviroStar, Inc. (the “Issuer” or the “Company”).  The Original Statement, as amended, and this Amendment No. 8, is referred to collectively as this “Statement.”

Item 5	Interest in Securities of the Issuer

(a) and (b)        As of October 13, 2011, the Reporting Person was the beneficial owner of the following shares of the Issuer’s Common Stock:

Amount Beneficially Owned(1):	4,038,294
Percent of Class	57.4%
Sole Voting Power(1)	4,038,294
Shared Voting Power	0
Sole Dispositive Power	2,019,197
Shared Dispositive Power(2)	2,019,097

__________________________
(1)      Includes 2,019,197 shares owned by the Reporting Person directly and 2,019,097 shares owned by the Reporting Person, William K. Steiner and Sheila S. Steiner, as co-trustees of the William K. Steiner Revocable Trust.  All of the shares (except 100 shares owned directly by the Reporting Person) are subject to the Stockholders’ Agreement dated October 13, 2011 described in Item 6 of this Statement.  The Reporting Person has sole voting power with respect to such 4,038,194 shares.  The Reporting Person also has sole voting power over the other 100 shares owned directly by the Reporting Person, which are not subject to the Stockholders’ Agreement.  The Reporting Person is the son of the William K. Steiner and Sheila S. Steiner and a co-trustee of the William K. Steiner Revocable Trust.  The Reporting Person does not reside in the household of William K. Steiner and Sheila S. Steiner.

(2)      Represents shares of the Issuer’s Common Stock owned by the William K. Steiner Revocable Trust as to which William K. Steiner, Sheila S. Steiner and the Reporting Person serve as co-trustees, each with independent authority to transfer and sell such shares.

(c)           There were no transactions by the Reporting Person in the Issuer’s Common Stock since the filing of Amendment No. 4 to this Schedule.  However, Thrifty Rent-A-Car Systems, Inc., which was the owner of 482,760 shares of the Issuer’s Common Stock at the time (as to which shares the Reporting Person may have been deemed a beneficial owner by virtue of shared voting power under an Amended and Restated Stockholders Agreement) has advised that it has sold such shares.  As a result, the Reporting Person is no longer deemed to be a beneficial owner of such shares and such Amended and Restated Stockholders Agreement has been replaced by a Stockholders’ Agreement dated October 13, 2011 between the co-trustees of the William K. Steiner Trust, including the Reporting Person, and the Reporting Person, which is described in Item 6 of this Statement.

CUSIP No. 262432-10-7

(d)           No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e)           Not applicable.

Item 6	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to a Stockholders’ Agreement, dated October 13, 2011 (the “Stockholders’ Agreement”), which replaced a Stockholders Agreement dated July 22, 2004, as amended and restated, except to the extent otherwise agreed from time to time by the owners of a majority of the shares presently owned by the William K. Steiner Revocable Trust and by the Reporting Person, an aggregate of 4,038,194 (57.4%) of the Company’s outstanding shares of Common Stock (the “Shares”), consisting of 2,019,097 shares owned of record by each of the Reporting Person and the William K. Steiner Revocable Trust, are to be voted on all matters in such manner as may be determined by the Reporting Person.  Should the term of office of any director of the Company expire, or should any director resign, determine not to seek re-election to the Company’s Board of Directors (the “Board”), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such director not be replaced by the Board with a designee recommended to the Board by the Reporting Person, owners of the Shares are to take all such action as may be permitted under the Company’s Certificate of Incorporation, By-laws and laws of the Company’s state of incorporation to promptly call a special or other meeting of stockholders of the Company and vote, or execute a written consent, to elect, as the successor to such former director, a person designated by the Reporting Person.  The Stockholders’ Agreement is to terminate on the earliest to occur of (i) the date agreed to in writing by the owners of a majority of the Shares presently owned by the Reporting Person and the owners of a majority of the Shares presently owned by the William K. Steiner Trust, (ii) the liquidation of the Company or the Company’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Reporting Person, following which transaction or series of transactions the shares of common stock held by stockholders of the Company immediately prior to the first of such transactions do not represent more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions or (iii) the death or disability of the Reporting Person.

The foregoing is a summary of the Stockholder’s Agreement and is qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 4(e) to this Statement.

CUSIP No. 262432-10-7

Item 7	Material to be Filed as Exhibits

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (6)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (7)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (8)

__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed herewith.
(7)	Filed with Amendment No. 6 to this Statement.
(8)	Filed with Amendment No. 7 to this Statement.

CUSIP No. 262432-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2011

/s/ Michael S. Steiner
Michael S. Steiner

CUSIP No. 262432-10-7

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1 -	Merger Agreement (1)

Exhibit 2 -	Engagement Letter between the Issuer and Slusser Associates, Inc. (1)

Exhibit 3(a)	Investment Letter dated January 13, 2000 from RAM Capital Management Trust to the Issuer and the Reporting Person. (2)

Exhibit 3(b)	Investment Letter dated July 22, 2004 from Alan Greenstein to the Issuer and the Reporting Person. (3)

Exhibit 3(c)	Investment Letter and Agreement dated December 28, 2004 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 3(d)	Investment Letter and Agreement dated December 6, 2005 between the Reporting Person and Alan I. Greenstein. (3)

Exhibit 4(a)	Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein. (4)

Exhibit 4(b)	Amendment dated December 28, 2004 by and among the Reporting Person, William K. Steiner and Alan I. Greenstein to the Stockholders Agreement dated as of July 22, 2004. (3)

Exhibit 4(c)	Amended and Restated Stockholders Agreement dated as of December 6, 2005 by and among the Reporting Person, William K. Steiner, Alan I. Greenstein and Cindy B. Greenstein. (3)

Exhibit 4(d)	Amendment to Stockholders Agreement and Joinder dated April 28, 2008 among Thrifty Rent-A-Car Systems, Inc., the Reporting Person and William K. Steiner. (5)

Exhibit 4(e)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (6)

Exhibit 5(a)	Proposal dated December 23, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (7)

Exhibit 5(b)	Letter dated December 29, 2008 on behalf of the Reporting Person and William K. Steiner and Sheila S. Steiner, co-trustees of the William K. Steiner Revocable Trust. (8)

__________________________
(1)	Filed with the Original Statement.
(2)	Filed with Amendment No. 1 to this Statement.
(3)	Filed with Amendment No. 4 to this Statement.
(4)	Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.
(5)	Filed with Amendment No. 5 to this Statement.
(6)	Filed herewith.
(7)	Filed with Amendment No. 6 to this Statement.
(8)	Filed with Amendment No. 7 to this Statement.

CUSIP No. 262432-10-7

Exhibit 4(e)
STOCKHOLDERS’ AGREEMENT

This Stockholders’ Agreement (as it may be supplemented, modified, amended or restated from time to time, this “Agreement”) is made as of October 13, 2011 by and among William K. Steiner, Sheila S. Steiner and Michael S. Steiner, not individually but as co-trustees of the William K. Steiner Revocable Trust dated December 22, 2006 (the “William Steiner Trust” and, together with any transferee to whom Shares, as hereinafter defined, presently owned by the William Steiner Trust are initially or subsequently transferred, collectively, the “William Steiner Trust Stockholders”) and Michael S. Steiner, individually (“Michael Steiner” and together with any transferee to whom Shares presently owned by Michael Steiner are initially or subsequently transferred, collectively, the “Michael Steiner Stockholders”).  Each of the William Steiner Trust Stockholders and Michael Steiner Stockholders are referred to as a “Stockholder” and collectively referred to as the “Stockholders”.

WHEREAS, the William Steiner Trust and Michael Steiner are each the owner of record of 2,019,097 shares (collectively the “Shares”) of Common Stock, par value of $.025 per share, of EnviroStar, Inc., a Delaware corporation (the “Company”);

WHEREAS, the parties and certain prior stockholders were parties to a prior Stockholder’s Agreement, as amended;

WHEREAS, such other parties have sold their shares in the Company and the Stockholders wish to continue their prior understanding enabling the Company to retain its status as a “controlled company” under the rules of the NYSE Amex; and

WHEREAS, the Stockholders believe it is in their mutual best interests to vote the Shares in the manner set forth in this Agreement and to effectuate the purposes of this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual representations, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Stockholders hereby agree as follows:

1.           Agreement to Vote.  Except to the extent otherwise agreed from time to time by each of the owners of a majority of the Shares owned by the William Steiner Trust Stockholders and by Michael Steiner, the Stockholders agree to vote (in person or by proxy), with respect to all matters that may come before all meetings of the stockholders of the Company however called, and with regard to all actions to be taken by written consent of the stockholders of the Company, at any time during the term of this Agreement, all of their Shares in such manner as may be determined by Michael Steiner.  Should the term of office of any director of the Company expire, or should any director resign, determine not to seek re-election to the Board, be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with a designee recommended to the Board by Michael Steiner, the Stockholders agree to take all such action as may be permitted under the Company’s Certificate of Incorporation, By-laws and laws of the Company’s state of incorporation to promptly call a special or other meeting of stockholders of the Company and vote, or execute a written consent, to elect as the successor to such former director, a person designated by Michael Steiner.

CUSIP No. 262432-10-7

The right to determine the vote of the Shares is a right and not an obligation.

For avoidance of doubt, it is agreed and understood that any shares of Common Stock of the Company (other than the Shares) which a Stockholder owns (or may in the future acquire) of record or in street name shall not (unless agreed to in writing by the Stockholder to be charged) be subject to this Agreement.  However, any voting securities that may result from a split, combination or reclassification of the Shares shall be deemed “Shares” and shall be subject to this Agreement as “Shares.”

2.           Stockholders’ Representations.  Each Stockholder represents and warrants  that: (a) the Stockholder is the sole record and beneficial owner, with sole voting power, of the Shares reflected in the first preamble to this Agreement as owned by such Stockholder; (b) the Stockholder possesses full power and authority to enter into this Agreement and carry out such Stockholder’s obligations under this Agreement; (c) the execution and delivery of this Agreement does not, and carrying out such Stockholder’s obligations under this Agreement will not, conflict with or result in the violation of any agreement, judgment, decree, law or regulation applicable to the Stockholder; and (d) other than this Agreement, there are no outstanding rights or obligations granted by the Stockholder relating to the ownership, voting or disposition of any of the Shares.

3.           Legend on Shares.  The stock certificates evidencing Shares shall, so long as this Agreement pertains thereto, bear the following legend:

“The shares represented by this certificate are subject to the terms and conditions of a Stockholders Agreement dated as of October 13, 2011 by and among certain stockholders of the Company, a copy of which is on file at the principal office of the Company.”

4.           Term.  This Agreement shall become effective upon its execution by all initial parties hereto (the “Effective Date”) and shall terminate on the earliest to occur of: (i) the date agreed to in writing by the owners of record of a majority of the Shares owned by the William Steiner Trust Stockholders, on the one hand, and the owners of a majority of the Shares owned by the Michael Steiner Stockholders, on the other hand, (ii) the liquidation of the Company or the Company’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by Michael Steiner, following which transaction or series of transactions the shares of Common Stock of the Company held by stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions or (iii) the death or physical or mental disability of Michael Steiner which renders him substantially incapable of performing his normal duties as President and Chief Executive Officer of the Company.  If Michael Steiner disagrees as to whether he is disabled, such dispute shall be resolved as provided in Section 7 below and this Agreement shall remain in full force and effect until a final non-appealable judgment determining him to be so disabled is rendered.

5.           Availability of Equitable Remedies.  The Stockholders acknowledge that a breach of the provisions of this Agreement by any Stockholder would cause irrevocable injury to the other Stockholders and could not adequately be compensated by money damages.  Accordingly, a Stockholder shall be entitled, in addition to any other right or remedy available to

CUSIP No. 262432-10-7

such Stockholder, to an injunction restraining a breach or a threatened breach of this Agreement and to specific performance of such provision of this Agreement, in either case without bond or other security, and the other Stockholders will not take any action, directly or indirectly, in opposition to the moving party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

6.           Stockholders Bound.  The Shares may be transferred (including as a result of the death of a Stockholder) only upon first obtaining an agreement in writing from each transferee to be bound by all of the terms and provisions of this Agreement with the same force and effect as if such transferee were a “Stockholder” (and such transferee shall then be considered, for all purposes of this Agreement, a “Stockholder” and member of the group of Stockholders from which such transferee received the transferred Shares or interest therein).  This Agreement shall inure to the benefit of, and be binding upon, the Stockholders and their respective heirs, personal representatives, successors and permitted assigns.

7.           Governing Law, Consent to Service of Process, etc.  This Agreement shall be governed and interpreted in accordance with the laws of the Company’s state of incorporation, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of any Stockholder).

Each Stockholder hereby consents and agrees that the Circuit Court of the State of Florida for the County of Miami-Dade and the United States District Court for the Southern District of Florida each shall have personal jurisdiction and proper venue with respect to any dispute under this Agreement.  No Stockholder shall raise, and each Stockholder hereby expressly waives, any objection or defense to any such jurisdiction and venue as an inconvenient forum.  Each Stockholder further agrees that any action or proceeding brought under this Agreement shall be brought only in the Circuit Court of the State of Florida for the County of Miami-Dade or the United States District Court for the Southern District of Florida.  Each Stockholder hereby waives personal service of any summons, complaint or other process, which may be delivered by any of the means permitted for notices under this Agreement.

In any action, suit or proceeding in any jurisdiction brought with respect to this Agreement, each Stockholder waives trial by jury.

8.           Notices.  All notices, requests, demands and other communications which are required to be or which may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, the scheduled business day of delivery if sent by Express Mail, Federal Express, other overnight delivery service or five business days after mailed if mailed by certified or registered first class mail return receipt requested, in any such case with delivery charges prepaid, to the Stockholder to whom the same is so given or made, at the following address (or such other address as shall be provided by notice given in accordance with this Section 8 by the Stockholder whose address is to be changed):

c/o Steiner-Atlantic Corp.
290 N.E. 68th Street
Miami, Florida  33138-5567

CUSIP No. 262432-10-7

9.           Miscellaneous.

(a)           Amendments.  This Agreement and any term hereof may not be amended, changed, discharged or terminated except by an instrument in writing signed by the owners of a majority of the Shares owned by the William Steiner Trust Stockholders and a majority of the Shares owned by the Michael Steiner Stockholders.

(b)           Waivers.  The failure of a Stockholder to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver, or deprive the Stockholder of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Agreement.  Any waiver must be in writing and be duly executed by the Stockholder to be charged.

(c)           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)           Headings.  The headings in this Agreement are for purposes of reference only and shall not be considered in construing this Agreement.

(e)           Entire Agreement.  This Agreement contains the entire understanding of the Stockholders respecting the subject matter hereof, and supersedes all prior discussions and understandings of the Stockholders respecting the subject matter hereof.

(f)           Severability.  If any provision of this Agreement or the application of any provision to any person, entity or trust or circumstance shall be held invalid, the remainder of this Agreement, or the application of that provision to persons, entities or trusts or circumstances other than those which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Stockholders have executed and delivered this Agreement.

/s/ William K. Steiner	/s/ Michael S. Steiner
William K. Steiner, in his capacity as co-trustee of the William K. Steiner Revocable Trust dated December 22, 2006	Michael S. Steiner, individually

/s/ Sheila S. Steiner
Sheila S. Steiner, in her capacity as co-trustee of the William K. Steiner Revocable Trust dated December 22, 2006

/s/ Michael S. Steiner
Michael S. Steiner, in his capacity as co-trustee of the William K. Steiner Revocable Trust dated December 22, 2006